July 12, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549
Attn: Tracey Houser and Al Pavot

Re:	Merit Medical Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Filed February 28, 2024 Form 8-K Filed February 28, 2024 Response Letter Dated May 24, 2024 File No. 000-18592

Dear Ms. Houser and Mr. Pavot:

Merit Medical Systems, Inc. (the “Company”) is in receipt of a letter dated June 10, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filings. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Our respective response appears immediately below the comment.

Comment:

1.	We note your response to our comment letter. Please provide us with a more detailed, specific description about the nature of the activities performed by the consultants who provided services related to your Foundations for Growth Program. As part of your detailed description of the activities performed by the consultants, address why expenses incurred to optimize your commercial and manufacturing processes are not related to your operations and revenue generating activities. In addition, explain why your use of consultants for certain capabilities that you did not maintain internally supports the corporate transformation and restructuring adjustments to your non-GAAP performance measures. In this regard, Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations states, in part, "[w]hen evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment."

July 12, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

Response: We respectfully acknowledge the Staff’s comment and request for a more detailed, specific description about the nature of the activities and services performed by the consultants related to the Foundations for Growth Program (the “FFG Program”).

Description of FFG Program:

As discussed in our letter dated May 24, 2024, the FFG Program was a one-time, unique whole-business transformation project which involved, in part, the engagement of external consultants to provide expertise and strategic guidance to the Company.

Prior to the initiation of the FFG Program, the founder-led Company had undergone a period of top-line expansion driven by a series of strategic acquisitions and a strong pipeline of organic growth through product launches and market share gains. With this expansion, the Company had reached a size and scope that prompted management to seek strategic input from external consultants to review the Company’s operating model and structure and to develop recommendations for improving operating efficiency commensurate with the sales growth. Given the unique nature of this undertaking, the Company’s management engaged on a temporary basis external consultants specialized in advising on such transformative projects. The external consultants completed a foundational business analysis and provided recommendations to drive value creation, including recommendations relating to product life cycle management, pricing mechanisms, strengthening and enhancing the organizational structure, enhancing global manufacturing and supply chain processes through network consolidation, and other manufacturing initiatives.

The following paragraphs summarize the activities that comprised the FFG Program:

●	Network consolidation. This activity focused on network consolidation and line transfers of which external consultants assessed the feasibility and timing of transferring product lines across key manufacturing plants, including reviewing scenarios for potential savings and risks, business case development, project tracking, establishing regulatory-compliant timelines, and validating capacity expansion needs. These resulted in recommendations for management to consider going forward.
●	Manufacturing excellence. The external consultants were engaged to improve the manufacturing process by providing guidance in the design and overhaul of the Company’s lifecycle management; design and optimization functionalities from production to supply chain; launch of a comprehensive productivity and quality program; design of dashboards to track productivity patterns and machine effectiveness; determination of requirements and design for a new supply chain management platform, and optimization of the Company’s freight and distribution network to enhance visibility about distribution costs.

July 12, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

●	Procurement and commercial business workstream improvements. The recommendations of the consultants aimed at enhancing savings delivery. The external consultants were engaged to provide guidance in the design and delivery of a new global procurement organization and governance structure, development of a management system of direct procurement spend via advanced categorization at the product level, and in the creation of a supplier evaluation process. The consultants also provided input in the creation of a central pricing team, establishment of automated pricing dashboards and market intelligence to create enhanced visibility in pricing trends, development of compensation structure benchmarks across key competitors, and design of a new infrastructure to allow leadership to track performance.

The fees paid to the external consultants in connection with the FFG Program represented a one-time, strategic investment to analyze the Company’s business and recommend changes to foundational processes for management consideration. While the Company’s non-GAAP performance measures for the relevant periods were adjusted to exclude the extraordinary costs of engaging these external consultants, no costs associated with the implementation and ongoing operation of such strategy changes were included as adjustments in our non-GAAP measures.

The FFG Program spanned three years and ended on December 31, 2023. The final costs associated with the program were reflected in the Company’s non-GAAP reconciliation for the three-month period ended March 31, 2024. The FFG Program is complete and there will be no further costs in connection with the program.

The Company has not undertaken other high-level strategic programs similar to the FFG Program in the past and does not have plans to undertake a similar program in the future. While the Company has announced its Continued Growth Initiatives Program (the “CGI Program”) in its Current Report on Form 8-K filed on February 28, 2024, to provide investors with additional information regarding the Company’s plans and projected financial targets over the next three-year period. The CGI Program does not include the extensive engagement of external consultants to conduct a unique, whole-business analysis and transformation. To clarify, the Company has never adjusted, and does not plan in the future to adjust, its non-GAAP measures for any costs associated with the CGI Program implementation. Such costs are expected to be treated as normal operating costs.

July 12, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

Reasons why FFG consulting costs are not expenses necessary to operate our business:

Costs associated with the FFG Program were one-time transformative and strategic business consulting costs:

As noted above, consulting costs under the FFG Program represented unique one-time costs related to an entire business-wide transformation project the Company undertook by hiring external consultants to provide expertise and strategic guidance to maintain revenue growth, improve operating margins, and reinvigorate the organization. The strategic transformation plan spanned three years and resulted in recommendations to improve business performance. The adjustments to the Company’s non-GAAP financial measures represented only the external consulting costs we believe to be strategic and incremental to build the foundation necessary for future growth and not the normal, recurring, cash operating expenses required to operate our business. Internal operational costs were specifically not adjusted within the Company’s non-GAAP measures.

Costs associated with the FFG Program are already complete and updating old earnings guidance could be confusing to investors and analysts:

The FFG Program was introduced on our Current Report on Form 8-K filed on November 10, 2020 and the performance period ended on December 31, 2023 with the final costs associated with the program reflected in our non-GAAP reconciliation for the three-month period ended March 31, 2024. We respectfully submit that, because the FFG Program is complete and there will be no further costs associated with the program, retrospectively eliminating this adjustment for prior periods would have limited value to investors and could be potentially confusing in the context of earnings guidance that is forward-looking from a future periods’ perspective.

Only incremental external transformation costs associated with the FFG Program were adjusted and implementation and related operating costs were not adjusted:

As discussed in the “Description of FFG Program” section above, external consulting costs related to the FFG Program involved many recommendations for the Company to consider. No costs associated with the implementation and ongoing operation of such strategy changes were included as adjustments in our non-GAAP measures. To clarify, the Company strategically limited the types of costs adjusted for non-GAAP purposes to include only the external consulting costs instead of adjusting for all types of transformation costs.

Based on the discussion above, we believe the consulting costs incurred through the FFG Program as part of our Corporate Transformation and Restructuring adjustment in the calculation of our non-GAAP measures, represented a one-time investment related to strategizing our global operations rather than expenses necessary to operate our business.

July 12, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

We appreciate your review of this response and would welcome an opportunity to discuss any additional questions you may have with respect to the issues we have addressed. Please feel free to contact me at (801) 316-4959 or through e-mail at rparra@merit.com.

Very truly yours,

/s/ RAUL PARRA
Chief Financial Officer and Treasurer

Merit Medical Systems, Inc.